Exhibit 4.11

DESCRIPTION OF STERLING REAL ESTATE TRUST’S COMMON STOCK AS REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following is a summary of the material terms of our common shares of beneficial interest. This summary is not a complete legal description of the common shares and is based on and is qualified in its entirety by reference to our filed Amended Declaration of Trust and our Amended Bylaws.

Common Shares of Beneficial Interest

Subject to the provisions of our Amended Declaration of Trust and the terms of any future preferred shares, holders of our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders. Holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by our Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

All of our outstanding common shares are duly authorized, fully paid and nonassessable, and common shares when issued upon exchange of the limited partnership units pursuant to our Exchange Right will be duly authorized, fully paid and nonassessable shares. There are no outstanding options, warrants or other rights to purchase our common shares, other than the Exchange Right, whereby holders of limited partnership units may, after a three year holding period, elect to exchange their limited partnership units for common shares of the Trust on a one-for-one basis.

Our Amended Declaration of Trust contains provisions that are intended to help preserve our status as a REIT for federal income tax purposes. Specifically, any transaction that would result in our disqualification as a REIT, including any transaction that would result in (i) a person owning shares of beneficial interest in excess of 9.9% of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, or (iii) us being deemed closely held, will be void ab initio. Please review the Amended Declaration of Trust in full for more information on such provisions.